Mail Stop 6010


							July 21, 2005

Via Facsimile to (604) 301-9546 and U.S. Mail

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash Street
Vancouver, B.C. Canada V6P 6T3


	Re:	MIV Therapeutics, Inc.
		Form 10-KSB/A for the fiscal year ended May 31, 2004 Form 10-QSB for the quarterly period ended February 28,
2005
		File No. 000-30453

Dear Mr. McGowan:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the fiscal year ended May 31, 2004

Report of Independent Registered Public Accounting Firm, Page F-2

1. We note that in response to our prior comment 1 in our letter dated
July 5, 2005 you amended your May 31, 2004 Form 10-KSB to include the audit report of your prior auditors. Please revise your Form 10-
KSB
to address the following:

* The audit report should be filed with your financial statements in
Item 7 of your Form 10-KSB.
* The audit report should be dated to comply with AU Section 530:
Dating of the Independent Auditor`s Report and Rule 2-02(a) of
Regulation S-X.
* The audit report should reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than GAAS.
This revision is required to comply with PCAOB Auditing Standard No. 1 since the audit report was reissued after May 24, 2004.

Form 10-QSB for the quarterly period ended February 28, 2005

Notes 11 - Acquisition of Sagax, Inc., page F-14

2. We note your response to our prior comment 2 in our letter dated
July 5, 2005. Please clarify why you believe no historical or pro forma financial statements are required in connection with the Sagax,
Inc. acquisition. We assume you do not consider it to be the acquisition of a business. If true, using the guidance set forth in
EITF 98-3 and Rule 11-01(d) of Regulation S-X, please provide us with a detailed analysis supporting your conclusion that Sagax, Inc does not meet the definition of a business. Also, please provide us with your purchase price allocation. If not the case, tell us more about the reasons for your response to our prior comment. Amend your Form
8-Ks to include any required historical and pro forma financial statements for the acquisition. Refer to Item 310(c) and Item 310(d)
of Regulation S-B.

      As appropriate, please amend your May 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact
Angela Crane, Branch Chief, at (202) 551-3554.


      								  Sincerely,


								  Jay Webb
								  Reviewing Accountant
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Mr. Patrick McGowan
MIV Therapeutics, Inc.
July 21, 2005
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